UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549


                                   FORM 4


                           STATEMENT OF CHANGES IN
                            BENEFICIAL OWNERSHIP


             Filed pursuant to Section 16(a) of the Securities
          Exchange Act of 1934, Section 17(a) of the Public Utility
                 Holding Company Act of 1935 or Section 30(h)
                   of the Investment Company Act of 1940

[ X]  Check this box if no longer
      subject to Section 16.

1.     Name and Address of Reporting Person

       J.R. Simplot/J.R. Simplot Self Declaration of Revocable Trust 999 Main Street, Suite 1300
       Boise, ID  83702

2.     Issuer Name and Ticker or Trading Symbol

       Commonwealth Industries, Inc. (CMIN)

3.     I.R.S. Identification Number of Reporting Person, if an entity
 (Voluntary)

       ###-##-####

4.     Statement for Month/Day/Year

       March 25, 2003

5.     If Amendment, Date of Original (Month/Day/Year)



6.     Relationship of Reporting Person(s) to Issuer
       (Check all applicable)

       [__]  Director
       [  ]  10% Owner
       [__]  Officer (give title below)
       [x ]  Other (specify below)

Pursuant to the transactions reported in Table I hereof, the Reporting Persons are no longer 10% owners.

FORM 4, P. 1 OF 4
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7.     Individual or Joint/Group Filing (Check Applicable Line)

       [__]  Form filed by One Reporting Person
       [ X]  Form filed by More than One Reporting Person

                    TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED,
                         DISPOSED OF, OR BENEFICIALLY OWNED


1.     Title of Security (Instr. 3)

       Common Stock

2.     Transaction Date (Month/Day/Year)

           3/21/03
           3/24/03
           3/25/03

2A.    Deemed Execution Date, if any (Month/Day/Year)

3.     Transaction Code (Instr. 8)

           Code

           S

4.     Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

               Amount     (A) or (D)     Price
               ------     ----------     -----

               1,000           D         $5.10
                 500           D          5.11
                 700           D          5.12
                 300           D          5.10
                 600           D          5.08
                 300           D          5.05
                 600           D          5.00


5.     Amount of Securities Beneficially Owned following
Reporting Transaction(s)(Instr. 3 and 4)

           1,600,900

6.     Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

           D-
           I-  1,600,900

7.     Nature of Indirect Beneficial Ownership (Instr. 4)
FORM 4, P. 2 of 4
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1,600,900 shares are owned by JRS Properties L.P., an Idaho partnership ("JRS
Properties"). The J.R. Simplot Self Declaration of Revocable Trust (the "Trust") controls JRS Properties. The Trust and a trust for the benefit of Mr. Simplot's spouse, which exercises no investment control, hold approximately 98.7% of the beneficial interest in the shares owned by JRS Properties.


                    TABLE II - DERIVATIVE SECURITIES ACQUIRED,
                      DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)

1.     Title of Derivative Security (Instr. 3)

2.     Conversion or Exercise Price of Derivative Security

3.     Transaction Date (Month/Day/Year)

3A.    Deemed Execution Date, if any (Month/Day/Year)

4.     Transaction Code (Instr. 8)

           Code      V
           ----      --

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

            (A)          (D)

6.     Date Exercisable and Expiration Date (Month/Day/Year)

            Date Exercisable     Expiration Date

7.     Title and Amount of Underlying Securities (Instr. 3 and 4)

           Title     Amount of Number of Shares

8.     Price of Derivative Security (Instr. 5)

9. Number of Derivative Securities Beneficially Owned following Reported Transaction(s) (Instr. 4)


FORM 4, P. 3 of 4
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10.     Ownership Form of Derivative Security: Direct (D) or Indirect (I)
(Instr. 4)

11.     Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:

                                              Reporting Persons:
Dated:   March 25, 2003

                                         /s/ J.R. Simplot
                                         --------------------------------
                                         J.R. Simplot

                                         By:  /s/ Stephen A. Beebe
                                         --------------------------------
                                         Stephen A. Beebe, as Attorney-in-Fact

                                         J.R. Simplot Self Declaration
                                         of Revocable Trust
Dated:   March 25, 2003

                                         By:  /s/ J.R. Simplot
                                         --------------------------------
                                         J.R. Simplot, as Trustee

                                         By:  /s/ Stephen A. Beebe
                                         --------------------------------
                                         Stephen A. Beebe, as Attorney-in-Fact

FORM 4, P. 4 of 4
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